Exhibit 4.1

PROMISSORY NOTE

Columbus, Ohio, U.S.A
U.S.$770,000	Date: April 16, 2003

FOR VALUE RECEIVED, the undersigned, Quality Products, Inc., a Delaware corporation, with offices at 2222 S. Third St., Columbus, Ohio 43207-2402, (“Borrower”) promises to pay to the order of Richard A. and Clare F. Drexler as joint tenants with rights of survivorship, Dan L. Drexler, Jason Drexler, Theodore P. Schwartz, Eleanor Metnick and Nicole E. Drexler as joint tenants with rights of survivorship, RD&J Corporation, Dale S. Drexler Living Trust, Karen K. Hart, and Alyce A. Lazar Declaration of Trust Dated September 24, 1992 (the “Lenders”) their portion (as listed in Exhibit A to this note) of the principal sum of seven hundred seventy thousand and no/100 United States dollars (U.S.$770,000) and interest on the outstanding principal balance from the date hereof at the rate of 8% per annum simple interest.

Security Agreement and Guarantee – As of April 16, 2003, Borrower and its subsidiaries, QPI Multipress, Inc., an Ohio corporation, and Columbus Jack Corporation, an Ohio corporation (collectively the “Guarantors”) have entered into a separate Security Agreement with Lenders securing payment of this Note and QPI Multipress, Inc., and Columbus Jack Corporation have entered into a separate Guarantee of this Note.

Definition of Holder - Jason Drexler shall be the Holder of this note on behalf of the Lenders.  Lenders agree to act through Jason Drexler as their agent.  Borrower shall consider Jason Drexler as the duly appointed agent for the Lenders with the sole right to act as the Holder of the Note unless and until he is replaced by a writing signed by all Lenders and delivered to Borrower.  Upon final payment of monies owed to Mr. Schwartz under this Note, he shall no longer be a Lender.

Payment Schedule - The principal amount of this note shall be payable in fifty nine (59) equal installments as follows: U.S. $12,833.33 on the last day of each month commencing April 30, 2003 with the final installment of the remaining amount due and payable on March 31, 2008 upon Holder’s presentation of this Note for final payment.  Accrued interest under this note shall be payable with each installment of principal.  Borrower shall divide the monthly installment into a separate check for each Lender.  Each check shall contain the interest due on each Lender’s share of this Note plus such Lender’s proportionate share of the principal payment then due.  All payments made shall be applied first to accrued interest and only thereafter to reduction of the principal balance.  Initially, Borrower shall pay all principal paid under this Note to Theodore P. Schwartz until Borrower has paid Mr. Schwartz’ share of the principal in full.  Thereafter, principal payments shall be apportioned in accordance with each Lender’s share of the remaining amount due on this Note.

Default - If any of the following events shall occur, the outstanding principal balance of this note together with accrued interest thereon shall, on demand by the Holder of this note, be due and payable: (a) any amount owing under this note is not paid within ten (10) calendar days of the date due; (b) a default under any other provision of this note or under any guarantee or the agreement providing security for the payment of this note; (c) a breach of any representation or warranty under this note or under any such guarantee or security agreement; (d) the liquidation or dissolution of the undersigned corporation or one of the two Guarantors who are also providing security for the payment of this note; (e) the sale of a material portion of the business and assets of the undersigned or any Guarantor; (f) the filing of a petition under any bankruptcy, insolvency or similar law by the undersigned or by any Guarantor; (g) the making of any assignment for the benefit of creditors by the undersigned or by any Guarantor; (h) the filing of a petition

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Promissory Note

under any bankruptcy, insolvency, or similar law against Borrower or against any Guarantor and such petition not being dismissed within a period of thirty (30) days of the filing.

Default Interest - The outstanding balance of any amount owing under this note, which is not paid when due shall bear interest at the rate of ten percent (10%) per annum, compounded daily.

Usury Clause - Notwithstanding any other provision of this note, interest under this note shall not exceed the maximum rate permitted by law; and if any amount is paid under this note as interest in excess of such maximum rate, then the amount so paid will not constitute interest but will constitute a prepayment on account of the principal amount of this note.  If at any time the interest rate under this note would, but for the provision of the preceding sentence, exceed the maximum rate permitted by law, then the outstanding principal balance of this note shall, on demand by the Holder of this note, become and be due and payable.

Where to Make Payments - All payments of principal and interest shall be made in lawful currency of the United States of America in immediately available funds at the addresses listed in Exhibit A for each Lender, or in such other manner or at such other place as the Holder of this note designates in writing.

Defenses, Set-offs, and Counterclaims - All payments under this note shall be made without defense, set-off, or counterclaim, free and clear of and without deduction for any taxes of any nature now or hereafter imposed.

Expenses - The undersigned agrees to pay on demand (i) all reasonable expenses (including, without limitation, legal fees and disbursements) incurred in connection with negotiating and preparing this note and any documents in connection with this note, and (ii) all reasonable expenses of collecting and enforcing this note and any guarantee or obtaining control over and selling any collateral securing this note, including, without limitation, expenses and fees of legal counsel, court costs, and the cost of appellate proceedings.

Governing Law - This note and the obligations of the undersigned shall be governed by and construed in accordance with the law of the State of Ohio, U.S.A.

Waiver of Presentment, Etc. - The undersigned waives presentment for payment (except for payment of the final installment), demand, protest, and notice of protest and of non-payment.

Delay; Waiver - The failure or delay by the Holder of this note in exercising any of Lenders’ rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.  The Holder of this note may not waive any of Lenders’ rights except by an instrument in writing signed by the Holder.

Prepayment - The undersigned may prepay all or any portion of the principal of this note at any time and from time to time without premium or penalty.  Any such prepayment shall be applied against the installments of principal due under this note in the inverse order of their maturity and shall be accompanied by payment of accrued interest on the amount prepaid to the date of prepayment.

Amendment - This note may not be amended without the written approval of the Holder.

Date: April 16, 2003	QUALITY PRODUCTS, INC.

	By:	/s/Tac D. Kensler

Chief Financial Officer
Name and Title

Exhibit A - Identification of Lenders

Name	Note Amount
Richard A. and Clare F. Drexler as joint tenants with rights of survivorship	$300,000
Dan L. Drexler	$100,000
Jason I. Drexler	$200,000
Theodore P. Schwartz	$25,000
Eleanor Metnick and Nicole E. Drexler as joint tenants with rights of survivorship	$25,000
RD&J Corporation	$25,000
Dale S. Drexler Living Trust U/A March 15, 1999 Dale S. Drexler, Trustee	$25,000
Karen K. Hart	$20,000
Alyce A. Lazar Declaration of Trust dated September 24, 1992	$50,000
TOTAL	$770,000.00